UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                 (Rule 13d-102)


                    MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.
                                (Name of Issuer)

                              Limited Partner Units
                         (Title of Class of Securities)

                                November 30, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ] Rule  13d - 1(b)
                              [X] Rule 13d - 1(c)
                              [ ] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

                                                               Page 2 of 7 Pages

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS; IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      McDowell Foods, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [   ]
     (b) [   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Missouri
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER
  NUMBER OF           -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY       6  SHARED VOTING POWER
  OWNED BY            690*
    EACH       -----------------------------------------------------------------
 REPORTING         7  SOLE DISPOSITIVE POWER
   PERSON             -0-
    WITH       -----------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER
                      690*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     690
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
     [ ] The Reporting Person disclaims beneficial ownership in all the shares in Row 9
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.10%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------
*Voting and dispositive power is shared with Monte McDowell, the sole shareholder and principal officer of McDowell Foods, Inc.

                                                               Page 3 of 7 Pages
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS; IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Monte McDowell
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [   ]
     (b) [ X ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER
  NUMBER OF           -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY       6  SHARED VOTING POWER
  OWNED BY            690**
    EACH       -----------------------------------------------------------------
 REPORTING         7  SOLE DISPOSITIVE POWER
   PERSON             -0-
    WITH       -----------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER
                      690**
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     690
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
     [ ] The Reporting Person disclaims beneficial ownership in all the shares in Row 9
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.10%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------
**Mr. McDowell may be deemed to share voting and dispositive power with McDowell Foods, Inc. Mr. McDowell is the sole shareholder and principal officer of McDowell Foods, Inc.

                                                               Page 4 of 7 Pages

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:

            Maxus Real Property Investors-Four, L.P.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            104 Armour Road
            North Kansas City, Missouri 64116

Item 2(a).  Name of Persons Filing:

            McDowell Foods, Inc. ("McDowell Foods") and Monte McDowell ("Mr. McDowell")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            McDowell Foods: P.O. Box 1379, Liberty, Missouri 64069.

            Mr. McDowell: P.O. Box 1379, Liberty, Missouri 64069.

Item 2(c).  Citizenship:

            McDowell Foods: Missouri

            Mr. McDowell:  United States

Item 2(d).  Title of Class of Securities:

            Limited Partner Units

Item 2(e).  CUSIP No.:

            Not applicable


Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable

                                                               Page 5 of 7 Pages

Item 4.  Ownership.

         The following information is provided as of February 5, 2001:

         (a) Amount Beneficially Owned:

             690 units

         (b) Percent of Class:

             5.10%

         (c) Number of Shares as to Which Such Person has:

             (i)   Sole Voting Power to Vote or to Direct  the Vote:

                    -0-

            (ii)   Shared Power to Vote or Direct the Vote:

                   690

           (iii)   Sole Power to Dispose or to Direct the Disposition of:

                   -0-

            (iv)   Shared Power to Dispose or to Direct the Disposition of:

                   690

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable

                                                               Page 6 of 7 Pages

Item 8.  Identification and Classification of Members of the Group.

         Because Mr. McDowell is the sole shareholder and principal officer of McDowell Foods, Inc., Mr. McDowell may be deemed to be the beneficial owner of the 690 units held by McDowell Foods, Inc.

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certifications.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MCDOWELL FOODS, INC.

Date: February 9, 2001                      By: /s/ Monte McDowell
                                                    Monte McDowell,
                                                    President


Date: February 9, 2001                          /s/ Monte McDowell
                                                    Monte McDowell